

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 9, 2010

Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II, Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China

> **Re:** **United Microelectronics Corporation**
> **Form 20-F for the year ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 1-15128**

Dear Mr. Liu:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief